Exhibit 99.1

Nano Dimension Partners with Dassault Systèmes’ SOLIDWORKS Brand to
Expand 3D Printing Possibilities with Add-in for Embedded Electronics

Add-in combines conductive and insulating materials in a single 3D print to make complex geometric structures with embedded electronics, encapsulated sensors and antennas

NESS ZIONA, Israel, February 5, 2018 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), has unveiled a new SOLIDWORKS add-in to its DragonFly 2020 Pro 3D Printer that makes additive manufacturing with embedded electronics a feasible option for mechanical and electrical engineers.

For the first time, 3D printing of complex prototypes made of polymers and metals and designed in Dassault Systèmes’ SOLIDWORKS applications can be easily 3D-printed on Nano Dimension’s DragonFly 2020 Pro 3D Printer in a single build process. This marks a significant advancement in how electronics are designed in SOLIDWORKS, and makes it possible to create 3D printed complex geometric structures with embedded electronics, encapsulated sensors, antennas and more.

The SOLIDWORKS add-in eliminates time-consuming processes, increases design possibilities and ultimately results in the development of more capable products. Another inherent benefit of the add-in is the dramatic reduction in the cost of errors when creating complex, geometric parts, accelerating product design and time-to-market.

With conventional editing software for 3D-printed electronics, users are limited to designing parts made of a single material, such as metal or polymer. In contrast, the unique Nano Dimension add-in lets designers easily edit and print 3D print designs that contain conductors, without leaving SOLIDWORKS. Users point-and-click to subdivide an object, and then automatically select conductive or insulating materials for different bodies of the object and 3D print.

“By 3D printing electronics, designers can obtain faster prototypes and work on PCBs in 3D, not just 2D,” said Suchit Jain, Vice President of Strategy & Business Development, SOLIDWORKS, Dassault Systèmes. “With Nano Dimension’s SOLIDWORKS add-in, for the first time ever users can design and 3D print electronics with a push of a button. We are proud to be partnering with an industry innovator like Nano Dimension.”

“We developed this add-in for SOLIDWORKS applications as a direct response to our customers’ needs for prototyping increasingly complex designs,” said Simon Fried, President of Nano Dimension USA. “The SOLIDWORKS add-in for the DragonFly 2020 Pro is the first tool to enable the combination of freeform objects and embedded 3D electronics. This capability offers our customers the ability to make what is currently unmakeable. This enables new ways of thinking, new ways of designing and ultimately, providing revolutionary solutions to some of today’s toughest product design challenges.”

Nano Dimension’s 3D printing solutions support the development of objects such as sensors, antennas, printed circuit boards, conductive geometries and more. The company is laying the foundation for businesses to integrate digital manufacturing, prepare for Industry 4.0, and make the leap from prototyping to production and small-batch manufacturing using the DragonFly 2020 Pro 3D Printer.

Nano Dimension will showcase its advanced additive manufacturing technology at SOLIDWORKS World 2018 in Los Angeles from Feb. 4-7. To schedule a meeting at the show, please contact nano-di@rainierco.com.

See a video of the SOLIDWORKS add-in for embedded electronics here.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, including its new SOLIDWORKS add-in, and that the company is laying the foundation for businesses to integrate digital manufacturing, prepare for Industry 4.0, and make the leap from prototyping to production and small-batch manufacturing using the DragonFly 2020 Pro 3D Printer. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com